UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

                       INFORMATION STATEMENT PURSUANT TO
                         RULES 13d-1 (b), (c) AND (d)
                    AND AMENDMENTS THERETO FILED PURSUANT
                               TO RULE 13d-2(b)


                            CELLPRO INCORPORATED
                              (Name of Issuer)


                               COMMON STOCK
                              $.001 PAR VALUE
                      (Title of Class of Securities)


                                 15115610
                              (CUSIP Number)


                              March 5, 1998
                           (Date of Event Which
                     Requires Filing of this Statement)

               Check the box to designate the rules pursuant
                     to which this Schedule is filed

                          [ ]   Rule 13d-1(b)
                          [X]   Rule 13d-1(c)
                          [ ]   Rule 13d-1(d)




CUSIP No.15115610          13G                 Page  2 of 7 Pages
-----------------                              ------------------

      1          NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Corange International Limited

      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
                                                                     (b)  [ ]

      3          SEC USE ONLY

      4          CITIZENSHIP OR PLACE OF ORGANIZATION
                 Bermuda

      NUMBER OF SHARES                  5       SOLE VOTING POWER
      BENEFICIALLY OWNED BY                     1,160,362
      EACH REPORTING PERSON
      WITH

                                        6       SHARED VOTING POWER
                                                -0-

                                        7       SOLE DISPOSITIVE POWER
                                                1,160,362

                                        8       SHARED DISPOSITIVE POWER
                                                -0-

      9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,160,362

     10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                 CERTAIN SHARES*                                     [ ]

     11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                 8.0%

     12          TYPE OF REPORTING PERSON*
                 CO

                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No.15115610          13G                 Page 3 of 7 Pages
-----------------                              -----------------

      1          NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Boehringer Mannheim Corporation

      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
                                                                     (b)  [ ]
      3          SEC USE ONLY

      4          CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

      NUMBER OF SHARES                  5       SOLE VOTING POWER
      BENEFICIALLY OWNED BY                     1,000,000
      EACH REPORTING PERSON
      WITH

                                        6       SHARED VOTING POWER
                                                -0-

                                        7       SOLE DISPOSITIVE POWER
                                                1,000,000

                                        8       SHARED DISPOSITIVE POWER
                                                -0-

      9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,000,000

     10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                 CERTAIN SHARES*                                     [ ]

     11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  6.9%

     12          TYPE OF REPORTING PERSON*
                 CO

                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1(a).  Name of Issuer.

               CellPro Incorporated (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices.

            22215 26th Avenue, S.E.
            Bothell, WA 98021

Item 2(a).  Name of Person Filing.

       This Schedule 13G amends Amendment No. 1 to Schedule 13D filed on September 27, 1995 by Boehringer Mannheim Corporation ("BMC") (successor by merger to Boehringer Mannheim Pharmaceuticals Corporation) and Corange International Limited ("CIL") in respect of shares of Common Stock of the Company. On March 5, 1998, Roche Healthcare Limited, a Bermuda corporation ("Purchaser"), consummated its acquisition (the "Acquisition") of all of the outstanding capital stock of Corange Limited ("Corange"). At the time of the Acquisition, Corange owned, through its direct and indirect wholly-owned subsidiaries BMC and CIL, 2,160,362 shares of Common Stock of the Company.

      Corange is a Bermuda corporation. CIL, a Bermuda corporation, and BMC, a Delaware corporation, are subsidiaries of Corange. Purchaser is a wholly owned subsidiary of Roche Finance Ltd, a Swiss corporation ("Finance"), which, in turn, is a wholly owned subsidiary of Roche Holding Ltd, a Swiss corporation ("Holding"). Dr. h.c. Paul Sacher, an individual and citizen of Switzerland ("Dr. Sacher") has, pursuant to an agreement, the power to vote a majority of the voting securities of Holding.

Item 2(b).  Address of Principal Business Office or, if None, Residence.

      The address of the principal offices of Purchaser and CIL is Church & Parliament Sts., Hamilton, HM 12, Bermuda. The address of the principal offices of BMC is 101 Orchard Ridge Drive, Gaithersburg, Maryland, 20878. The address of the principal offices of Finance is Grenzacherstrasse 122, Basel, Switzerland. The address of the principal offices of Holding is Grenzacherstrasse 124, Basel 4002, Switzerland. The business address of Dr. Sacher is Haus auf Burg, Muensterplatz 4, Basel 4051, Switzerland.

Item 2(c).  Citizenship.

               See Item 2(b).

Item 2(d).  Title of Class of Securities.

               This statement relates to the Company's common stock, par value $0.001 per share (the "Common Stock").

Item 2(e).  CUSIP Number.

            15115610

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or (c), or 13d-2(b), check whether the person filing is a:


(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act,

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act,

(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange
        Act,

(d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

(e) [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

(g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.  Ownership.

               (a) Amount beneficially owned: 2,160,362 shares of Common Stock

               (b) Percent of class: 14.9%

               (c) Number of shares as to which such person has:

      (i) Sole power to vote or to direct the vote:   2,160,362

      (ii) Shared power to vote or to direct the vote:   -0-

      (iii) Sole power to dispose or to direct the disposition of:   2,160,362

      (iv) Shared power to dispose or to direct the disposition of:   -0-

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following.   [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 1998


                                    CORANGE INTERNATIONAL LIMITED


                                    By: /s/ Graham B.R. Collis
                                        ----------------------
                                    Name:  Graham B.R. Collis
                                    Title: Director


                                    BOEHRINGER MANNHEIM CORPORATION


                                    By: /s/ Neal R. Roach
                                        ----------------------
                                    Name:  Neal R. Roach
                                    Title: Assistant Secretary


Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).